Exihibit 99.1

August 7, 2013	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER  SILVER  APPOINTS  NEW  DIRECTOR

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today announced the appointment of Mr. W. James Mullin to its Board of Directors, effective immediately.

Mr. Mullin, who spent his entire 33 year career with Newmont Mining Corporation, holds a degree in Mining Engineering from the Colorado School of Mines and is a retired Professional Engineer in British Columbia.

After advancing through progressively senior roles at the Similkameen Mine in Princeton, BC (now Copper Mountain), he was appointed Vice President and General Manager of that operation.  In 1989, he moved to Nevada where he managed several of Newmont's operations.  His career culminated in the position of Senior Vice President of North American Operations.  His responsibilities included open pit and underground mines and processing plants in Canada, the United States and Mexico.  He retired from Newmont in 2001.

Mr. Mullin has a lengthy, successful history of establishing safety and production records, with particular emphasis on cost reduction, improving efficiencies and developing operating synergies between mine sites.  Through a series of mergers and acquisitions, Mr. Mullin became skilled at the integration and reorganization of operations to achieve substantial improvements in processes and cost savings.

Mr. Mullin’s appointment strengthens the operational expertise of Great Panther’s board, and will contribute valuable experience to the Company’s objectives of improving grades and reducing site costs in order to increase profitability.  His wide-ranging experience and understanding of mine engineering, reorganization and capital discipline will help maximize the value of Great Panther’s current operations.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Topia and Guanajuato.  Great Panther is also in the process of developing its San Ignacio Project with a view to production in 2014, and has two exploration projects, El Horcon and Santa Rosa.  The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.

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For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer President & Chief Executive Officer 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766